UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number                    001-14905

BNSF Railway Company

Non-Salaried Employees 401(k) Retirement Plan

2650 Lou Menk Drive

Fort Worth, Texas 76131-2830

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

BERKSHIRE HATHAWAY INC.

3555 Farnam Street

Omaha, Nebraska 68131

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

*	All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable or the information required therein has been included in the financial statements or notes hereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

BNSF Railway Company Non-Salaried Employees 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the BNSF Railway Company Non-Salaried Employees 401(k) Retirement Plan (the Plan) as of December 31, 2012 and 2011 and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ WHITLEY PENN LLP

Fort Worth, Texas

June 21, 2013

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

	As of December 31,
	2012		2011

ASSETS
Investments, at fair value:
Investment in BNSF 401(k) Plans Master Trust (Note 4)	$1,896,580	*	$1,699,868	*

Receivables:
Notes receivable from participants	112,890	*	108,496	*

Total assets	2,009,470		1,808,364

LIABILITIES
Contributions owed to participants	222		4

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,009,248		1,808,360

Adjustment from fair value to contract value for interest in BNSF 401(k) Plans Master Trust, relating to fully benefit-responsive investment contracts (Note 4)	(16,723)		(15,222)

NET ASSETS AVAILABLE FOR BENEFITS	$1,992,525		$1,793,138

* Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of the financial statements.

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

Year Ended December 31,
2012
Additions to net assets:
Plan interest in BNSF 401(k) Plans Master Trust investment appreciation (Note 4)	$197,825
Interest income from notes receivable from participants	4,260

Contributions:
Employer	7,433
Participant	125,860

Total contributions	133,293

Total additions to net assets	335,378

Deductions from net assets:
Payment of benefits	134,564
Administrative expenses	301
Asset transfers to other plans, net	1,126

Total deductions from net assets	135,991

Net increase in net assets	199,387

Net assets available for benefits:
Beginning of year	1,793,138

End of year	$1,992,525

The accompanying notes are an integral part of the financial statements.

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

Notes to Financial Statements

NOTE 1 – DESCRIPTION OF PLAN

The following description of the BNSF Railway Company Non-Salaried Employees 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The purpose of the Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), is to offer eligible non-salaried employees of BNSF Railway Company and certain affiliated companies (collectively BNSF Railway) an opportunity to invest a portion of their income on a regular basis through payroll deductions. These amounts, supplemented in some cases by BNSF Railway’s matching contributions, may be invested at the participant’s direction in various investment funds.

Administration

The Plan is administered by BNSF’s Vice President and Chief Human Resources Officer. Vanguard Fiduciary Trust Company (the Trustee) is responsible for the custody and management of the Plan’s assets, and an affiliate of the Trustee provides recordkeeping services to the Plan. BNSF Railway’s Employee Benefits Committee is responsible for appointing and removing the Trustee, specifying the investment options (if not otherwise mandated by the Plan) available under the Plan and reviewing benefit claims appeals.

Master Trust

The Plan participates in the BNSF 401(k) Plans Master Trust (the Master Trust) and, along with the Burlington Northern Santa Fe Investment and Retirement Plan (the Salaried Plan), owns a percentage of the assets in the Master Trust.

Eligibility

Employees under the Plan include any person who establishes seniority under a collective bargaining agreement that provides for participation in this Plan. An employee shall be eligible to participate in the Plan upon the earlier of completion of not less than one year of continuous service with BNSF Railway or a 12-month period, computed with reference to the date on which the employee’s employment commenced, and anniversaries thereof, during which the employee has not less than 1,000 hours of service, or a shorter period of participation service that an applicable collective bargaining agreement may provide for an eligible employee.

Eligible employees may become participants in the Plan by authorizing regular payroll deductions and designating an allocation method for such deductions.

Contributions

Compensation, as generally defined under the Plan, is the total of salary and other amounts received for personal services rendered as an eligible employee, excluding disciplinary or judicially ordered back pay awards, severance benefits, bonuses and certain other payments set forth in the Plan. The Plan provides that the annual compensation of each employee taken into account under the Plan for any year may not exceed a limitation pursuant to requirements of the Internal Revenue Code (IRC). During 2012, the limitation was $250 thousand.

The maximum limitation on combined total before-tax and after-tax employee contributions (other than catch-up contributions) is 25% of compensation or such other maximum amount provided in an applicable collective bargaining agreement. All employee-elected contributions are made by means of regular payroll deductions.

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

Notes to Financial Statements (Continued)

BNSF Railway matches 25% of the first 4% of employee-elected before-tax contributions and/or Roth contributions for each pay period for employees whose collective bargaining agreement provides for a BNSF Railway match. Matching contributions are made in cash, as soon as practicable after the end of each pay period.

In addition, certain participants may elect to have BNSF Railway make Sick Leave Deposits into the Plan in lieu of compensation for unused sick time in accordance with an agreement between BNSF Railway and the Transportation-Communications International Union.

During the 2012 Plan year, in accordance with the provisions of the IRC, no participant could elect more than $22.5 thousand in before-tax and/or Roth after-tax contributions, which included a $5.5 thousand limit for catch-up contributions for participants age 50 or older before the close of the Plan year. This limitation does not include BNSF Railway’s matching contributions. In addition, the Plan provides that annual contributions for highly-compensated employees (as defined by the IRC) may be limited based on the average rate of contributions for lower-compensated employees. In no event may the total of employee-elected pre-tax contributions, employee after-tax contributions, and BNSF Railway’s matching contributions exceed the lesser of $50 thousand or 100% of a participant’s compensation, as defined in IRC Section 415(c)(3), for any participant in a calendar year, subject to certain cost-of-living adjustments. Contributions with respect to any participant may be further reduced to the extent necessary to prevent disqualification of the Plan under Section 415 of the IRC, which imposes additional limitations on contributions and benefits with regard to employees who participate in other qualified plans.

Participant Accounts

Each participant’s account is credited with the participant’s elective contributions, BNSF Railway’s matching contributions, interest, dividends and gains and losses attributable to such contributions. The benefit to which a participant is entitled is limited to the participant’s vested account balance.

Participants may direct the investment of their account balances into investment options offered by the Plan. The Plan offers a company stock fund (the Company Stock Fund) which consists of Berkshire Hathaway Inc. (Berkshire) Class B common stock (BNSF is a wholly owned indirect subsidiary of Berkshire), six mutual funds, thirteen collective investment trusts and a stable value fund as investment options for participants, all of which are held by the Master Trust.

Participants may allocate both elective and employer matching contributions to any or all of the investment options in multiples of 1%. Participants may reallocate amounts from one investment option to another on a daily basis within certain guidelines as described in the Plan document and the relevant investment prospectus.

No investment election or interfund transfer may result in the investment of more than 20% of the value of a participant’s account in the Company Stock Fund. Investment election funds that exceed the 20% limit are invested in a target retirement common / collective trust designed for investors planning to retire on a date closest to the participant’s 65th birthday.

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

Notes to Financial Statements (Continued)

Vesting

Participants are immediately vested in their elective contributions plus any income or loss thereon. BNSF Railway’s matching contributions become fully vested in accordance with the following schedule:

Number of Years of Vesting Service*	Vested Percentage

Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

* The term “Vesting Service” is defined as the number of plan years in which the participant is compensated for at least 1,000 hours of work by BNSF Railway, in any capacity.

Participant Loans

Participants may borrow from their accounts a minimum of $1 thousand up to a maximum equal to the lesser of $50 thousand or 50% of their vested account balance. Participants may have up to two loans outstanding at any time. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan account. Loan terms can be up to five years, or fifteen years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at the prime rate plus 1.00%. Interest rates on loans outstanding as of December 31, 2012, range from 4.25% to 10.50%. Principal and interest are paid ratably through payroll deductions for active employees.

Benefit Payments to Participants

Subject to certain Plan and IRC restrictions, a participant may, at any time, elect to withdraw all or a specified portion of the value of the participant’s account in the Plan, including vested BNSF Railway’s matching contributions. Both the Plan and the IRC allow a participant who has not attained age 59 1/2 to withdraw the participant’s pre-tax and Roth after-tax contributions only in the event of hardship (as defined in the Plan). Earnings on pre-tax contributions credited after December 31, 1988, are not available for withdrawal for hardship.

No distribution from the Plan, unless in the event of hardship or attainment of age 59 1/2, will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary), becomes disabled or otherwise terminates employment with BNSF Railway.

By law, a distribution of benefits must occur or commence no later than April 1 of the calendar year following the later of the year when a participant attains age 70 1/2 or retires. In the event of the death of a participant, the participant’s account is distributed to his beneficiary. Immediate lump-sum distributions are required in the case of accounts valued at up to $5 thousand. Mandatory lump-sum distributions which are greater than $1 thousand will be transferred to an individual retirement account for the benefit of the participant unless the participant elects to receive the distribution directly or roll-over the distribution into another eligible retirement plan.

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

Notes to Financial Statements (Continued)

Forfeited Accounts

The Plan provides for the forfeiture of nonvested matching contributions related to terminated employees. Forfeitures shall be used in the following order (as described by the Plan document):

-	First, to restore previously forfeited amounts of other participants who have resumed employment with BNSF Railway;
-	Second, to offset future BNSF Railway matching contributions; and
-	Finally, to pay administrative expenses of the Plan.

Forfeitures used were $25 thousand in 2012. At December 31, 2012 and 2011, unused forfeited balances totaled less than $1 thousand each year.

Plan Amendment and Termination

The Plan may be amended at any time. No such amendment, however, may adversely affect the rights of participants in the Plan with respect to contributions made prior to the date of the amendment. BNSF Railway matching contributions may be discontinued and participation by BNSF Railway in the Plan may be terminated at any time at the election of BNSF Railway. In the event the Plan is terminated, each participant shall receive the full amount of Plan assets in their respective accounts.

The Plan is subject to the provisions of ERISA applicable to defined contribution plans. The Plan provides for an individual account for each participating employee. Plan benefits are based solely on the amount contributed to the participating employee’s account plus any income, expenses, gains and losses attributed to such account. Consequently, Plan benefits are not insured by the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA.

Voting Rights

During 2012, each participant was entitled to exercise voting rights attributable to the shares of Berkshire’s Class B common stock allocated to the participant’s account.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America and with the requirements of ERISA, have been used consistently in the preparation of the Plan’s financial statements:

Basis of Accounting

The financial statements of the Plan have been prepared under the accrual method of accounting.

Authoritative accounting guidance requires investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate a permitted withdrawal transaction under the terms of the Plan. The Plan invests in investment contracts through the Master Trust. The Statements of Net Assets Available for Benefits present the fair value of the investment in the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

Notes to Financial Statements (Continued)

New Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amended ASC 820, to converge the fair value measurement guidance in US generally accepted accounting principles and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional Level 3 fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Refer to Note 3 for disclosures related to ASU 2011-04.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates.

Income Recognition

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation or depreciation in the fair value of investments consists of realized and unrealized gains and losses on investments.

Risks and Uncertainties

The Plan provides for various investment options in a variety of stocks, mutual funds, common collective trusts and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Plan’s financial statements.

Benefit Payments to Participants

Benefits are recorded when paid.

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

Notes to Financial Statements (Continued)

NOTE 3 – VALUATION

Various inputs are used to determine the fair value of the Plan’s investments. These inputs are summarized in the three broad levels listed below:

Level 1 – Quoted prices for identical assets or liabilities in active markets that BNSF Railway has the ability to access at the measurement date.

Level 2 – Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which all significant inputs are observable market data.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The Plan’s investment in the Master Trust is stated at fair value. The fair value of the Plan’s interest in the Master Trust is based on the specific interest that each Plan has in the underlying participant-directed investment options. The investments held by the Master Trust are valued as follows: (1) Investments in registered investment companies are valued at the quoted net asset value of the respective investment company. Net asset value is considered a Level 1 input if redemptions at this value are available to all shareholders without restriction. (2) Individual assets of the synthetic guaranteed investment contracts (GICs) are valued at representative quoted market prices which are considered a Level 2 input. The fair value of the wrap contract for the synthetic GIC is determined through the market value of the underlying assets plus or minus any adjustments estimated through a rebidding process which is also a Level 2 input. (3) The Company Stock Fund is valued using a quoted active market price which is considered a Level 1 input. (4) The fair value of a traditional GIC is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations which is considered a Level 2 input. 5) Common / Collective trusts are valued at the calculated net asset value of the respective investment entity. Although these trusts are not publicly traded and are considered a level 2 input, the underlying assets are publicly traded on exchanges and price quotes for the assets held by these trusts are readily available.

The following table summarizes the Plan’s investments as of December 31, 2012, based on the valuation inputs (in thousands):

	Total	Level 1 Inputs	Level 2 Inputs
Registered investment companies
Index funds	$343,995	$343,995	$–
Balanced fund	214,680	214,680	–
Growth funds	156,659	156,659	–
Value fund	131,047	131,047	–

Total registered investment companies	846,381	$846,381	$–

Common / Collective Trusts	477,526	–	477,526
Synthetic GICs	359,389	–	359,389
Company Stock Fund	184,237	184,237	–
Cash and cash equivalents	22,665	22,665	–
Traditional GICs	6,382	–	6,382

Total	$1,896,580	$1,053,283	$843,297

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

Notes to Financial Statements (Continued)

The following table summarizes the Plan’s investments as of December 31, 2011, based on the valuation inputs (in thousands):

	Total	Level 1 Inputs	Level 2 Inputs
Registered investment companies
Index funds	$305,871	$305,871	$–
Balanced fund	194,501	194,501	–
Value fund	113,157	113,157	–
Growth fund	78,781	78,781	–
Blend fund	61,062	61,062	–

Total registered investment companies	753,372	$753,372	$–

Common / Collective Trusts	413,397	–	413,397
Synthetic GICs	350,388	–	350,388
Company Stock Fund	167,306	167,306	–
Cash and cash equivalents	9,308	9,308	–
Traditional GICs	6,097	–	6,097

Total	$1,699,868	$929,986	$769,882

NOTE 4 – INVESTMENT IN MASTER TRUST

All of the Plan’s investments are in a Master Trust, which was established for the investment of assets of the Plan and of the Salaried Plan of BNSF. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. For both the years ended December 31, 2012 and 2011, the Plan’s interest in the net assets of the Master Trust was 61%. The following table presents the fair values of investments in the Master Trust (in thousands):

	As of December 31,
	2012	2011
Investments, at fair value:
Registered investment companies	$1,348,322	$1,204,988
Common / Collective Trusts	744,199	635,327
Synthetic GICs	654,236	652,870
Company Stock Fund	304,001	282,598
Cash and cash equivalents	41,260	17,344
Traditional GICs	11,618	11,360

	$3,103,636	$2,804,487

At December 31, 2012, the following investments in the Master Trust represent 5% or more of net assets available for benefits: Vanguard Institutional Index Fund Institutional Plus Shares, Vanguard Total Bond Market Index Fund Institutional Plus Shares, Vanguard Wellington Fund Admiral Shares, Vanguard Windsor II Fund Admiral Shares, Company Stock Fund, and BNSF Fixed Fund.

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

Notes to Financial Statements (Continued)

Investment income for the Master Trust was as follows (in thousands):

Year Ended December 31,
2012
Investment income:
Net appreciation in fair value of registered investment companies	$124,605
Net appreciation in fair value of common/collective trusts	83,264
Interest and dividend income	61,154
Net appreciation in fair value, Company Stock Fund	47,223

$316,246

One of the Master Trust’s investments is a stable-value fund (fund), which invests in GICs, which are contracts between an issuer and the Plan that provide for a fixed return on principal amounts invested over a fixed period of time. GICs are valued at fair value and, as required by authoritative accounting guidance, the Statement of Net Assets Available for Benefits presents the fair value of the GIC as well as the adjustment from fair value to contract value.

The fund also invests in synthetic GICs. A synthetic GIC is a wrap contract typically paired with an underlying single or multiple high quality fixed income investment, fixed income mutual funds, or with units of a collective trust bond portfolio. Both the wrap contracts and the underlying investments are owned by the Plan. Wrap contracts are issued by financial services institutions. A synthetic GIC credits a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration of the underlying investments of that contract through the calculation of an interest rate applicable to the contract on a prospective basis. The wrap contracts provide for a variable crediting rate, which typically resets quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

The wrap contract crediting rate is typically based on the current yield-to-maturity of the covered investments, plus or minus an amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is affected by the change in the annual effective yield-to-maturity of the underlying securities and is also affected by the differential between the contract value and the market value of the covered investments. In addition, changes in duration from reset period to reset period can affect the crediting rate.

Certain events can limit the ability of the Plan to transact at contract value. Such events can include the following: (i) complete or partial Plan termination or merger with another plan; (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of BNSF Railway or other BNSF Railway events (e.g., divestitures or spin-off of a subsidiary) which cause a significant withdrawal from the Plan or; (iv) the failure of the Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Investment contracts generally impose conditions on the Plan. If an event of default occurs and is not cured, the issuer may terminate the contract. These events may include: (i) a breach of material obligation under the contract; (ii) a material misrepresentation; or (iii) a material amendment to the Plan agreement that is not approved and accepted by the issuer. The Plan may terminate wrap contracts at any time with notice, subject to certain conditions. Other than for reasons of Plan default, wrap contract issuers may generally only terminate contracts upon the completion of certain contract requirements, such as completion of a specified period of time.

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

Notes to Financial Statements (Continued)

If, in the event of default of an issuer, the Plan was unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance that the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default, the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests.

As described in Note 2, because the investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Average yields for GICs and Synthetic GICs	2012	2011

Based on actual earnings	2.43%	2.98%
Based on interest rate credited to participants	2.18%	2.73%

Net assets, net investment income and gains and losses are allocated to participating plans based on number of units owned.

NOTE 5 – RELATED PARTY TRANSACTIONS

Certain Plan investments held in the Master Trust are shares of mutual funds managed by the Trustee. The Plan also invests in the Class B common stock of Berkshire through the Company Stock Fund, which is also held in the Master Trust. The Master Trust recorded purchases of $19 million and sales of $45 million of Berkshire Class B common stock during the year ended December 31, 2012. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Administrative expenses of the Plan, except for certain participant loan fees and Qualified Domestic Relations Order fees, are paid by BNSF Railway. For the year ended December 31, 2012, BNSF Railway paid $1.6 million in administrative expenses on behalf of the Plan.

NOTE 6 – INCOME TAX STATUS

The Internal Revenue Service determined and informed BNSF Railway by letter dated December 14, 2009, that the Plan was qualified under IRC Section 401(a). The Plan has subsequently been amended and restated since receiving the determination letter; however, the Plan Administrator and tax counsel believe the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In accordance with IRC Section 401(k), amounts deducted from participants’ salaries as before-tax contributions are not income taxable to the participants until withdrawn or distributed. Non-Roth after-tax contributions are not subject to taxation upon withdrawal or distribution. Roth after-tax contributions and earnings are not subject to taxation upon withdrawal or distribution.

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

Notes to Financial Statements (Continued)

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The financial statements of the Plan include distributions to participants as deductions when paid. The Department of Labor requires participant loans that violate the IRC to be recorded as deemed distributions on the Form 5500, although the Plan still holds the participant loans as an asset. Additionally, the Department of Labor requires net assets available for benefits to be reported at fair value on Form 5500. Plan financial statements report net assets available for benefits at contract value.

The following is a reconciliation of net assets available for benefits from the financial statements to the Form 5500 (in thousands):

	As of December 31,
	2012	2011
Net assets available for benefits from the financial statements	$1,992,525	$1,793,138
Participant loans reduced by current year deemed distributions	(1,506)	(2,028)
Participant loans reduced by deemed distributions in prior years and currently outstanding	(13,975)	(13,328)
Adjustment from contract value to fair value for interest in BNSF 401(k) Plans Master Trust relating to fully benefit-responsive investment contracts	16,723	15,222

Net assets available for benefits from the Form 5500	$1,993,767	$1,793,004

The following is a reconciliation of the change in net assets available for benefits from the financial statements to the Form 5500 (in thousands):

Year Ended December 31, 2012

Net increase in assets available for benefits per the financial statements	$199,387
Deemed distribution of participant loans for the current year	(1,506)
Deemed distributions of participant loans for prior year	1,381
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	1,502

Net increase in net assets available for benefits per the Form 5500	$200,764

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

(Dollars in thousands)

			EIN 41-6034000
Attachment to Form 5500, Schedule H, Line 4i:			Plan # 006
(in thousands)

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*	BNSF 401(k) Plans Master Trust	Investment in Master Trust	$1,896,580

*	Notes receivable from participants	Interest rates of 4.25% - 10.50% with maturities from one year to fifteen years	97,409

	Total assets held for investment purposes		$1,993,989

* Represents a party-in-interest, as defined by ERISA.

Column (d) is excluded from the presentation, as all investing activity is participant-directed; therefore, no disclosure of cost information is required.

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BNSF Railway Company Non-Salaried Employees 401(k) Retirement Plan

By:	/s/ Riz Chand

Riz Chand
Vice President and Chief Human Resources Officer

Date: June 21, 2013

BNSF RAILWAY COMPANY NON-SALARIED

EMPLOYEES 401(k) RETIREMENT PLAN

EXHIBITS

Exhibit No.		Page No.
23.1	Consent of Whitley Penn LLP	17